

Innovex International Q3 2024 Earnings Presentation

Disclaimer



<u>**Important Information and Disclaimers**</u>

This disclaimer applies to this document and the verbal or written comments of any person presenting it. This document, taken together with any such verbal or written comments, is referred to herein as the "Presentation."

Historical financial results presented in this Presentation as averages or annualized forms are not necessarily indicative of results that may be expected for any future period.

<u>**Cautionary Statement Regarding Forward-Looking Statements**</u>

This Presentation contains forward-looking statements about Innovex International, Inc. ("Innovex," "INVX," the "Company," "we" or "us") and its industry that involve substantial risks and uncertainties. These forward-looking statements are subject to risks, uncertainties and other factors, many of which are outside of Innovex's control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. Forward-looking statements can be identified by the use of forward-looking terminology, including "may," "believe," "expect," "intend," "anticipate," "plan," "should," "estimate," "continue," "potential," "will," "hope" or other similar words and include the Company's expectation of future performance contained herein. These statements discuss future expectations, contain projections of results of operations or of financial condition, or state other "forward-looking" information. You are cautioned not to place undue reliance on any forward-looking statements, which can be affected by assumptions used or by risks or uncertainties. The inclusion of forward-looking statements should not be regarded as a representation by Innovex that any of its plans will be achieved. When considering these forward-looking statements, you should keep in mind the risks related to the merger between Innovex Downhole Solutions, Inc. ("Legacy Innovex") and Dril-Quip, Inc. ("Legacy Dril-Quip") (the "Merger"), including the ultimate outcome and results of integrating operations, the effects of the Merger (including the Company's future financial condition, results of operations, strategy and plans), potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger, expected benefits from the Merger and the ability of the Company to realize those benefits, the significant costs required to integrate operations, whether Merger-related litigation will occur and, if so, the results of any litigation, settlements and investigations, and the risk factors and other factors noted in the Company's Registration Statement on Form S-4 (File No. 333-279048), Annual Report on Form 10-K, any Quarterly Reports on Form 10-Q and the other documents that the Company files with the Securities and Exchange Commission. The risk factors and other factors noted therein could cause actual results to differ materially from those contained in any forward-looking statement. Innovex disclaims any duty to update and does not intend to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this press release, except as may be required by law.

Disclaimer (Cont'd)



Industry Information

We obtained the industry, market and competitive position data used throughout this Presentation from our own internal estimates and research, as well as from independent industry publications, government publications and other published independent sources. Internal estimates are derived from publicly available information released by industry analysts and third-party sources, our internal research and our industry experience and are based on assumptions made by us based on such data and our knowledge of the industry and market, which we believe to be reasonable. In addition, while we believe the industry, market and competitive position data included in this Presentation is reliable and based on reasonable assumptions, we have not independently verified the accuracy or completeness of any third-party information. Some data is also based on our good faith estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause results to differ materially from those expressed in these publications. Forecasts and other forward-looking statements obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this Presentation. No representation or warranty, express or implied, is made as to the fairness, accuracy, completeness or correctness of the information contained herein and no reliance should be placed on it. None of Innovex, the underwriters or any of their respective affiliates, advisers, connected persons or any other person accept any liability for any loss howsoever arising (in negligence or otherwise), directly or indirectly, from this Presentation or its contents or otherwise arising in connection with this Presentation. This shall not, however, restrict or exclude or limit any duty or liability to a person under any applicable law or regulation of any jurisdiction that may not lawfully be disclaimed.

The information contained in this Presentation is provided as at the date of this Presentation and is subject to change without notice.

Financial Information: Non-GAAP Financial Measures

In addition, the financial information for Legacy Innovex for the years ended December 31, 2020, 2019 and 2018 has not been audited in accordance with the standards of the Public Company Oversight Board ("PCAOB**").**

This Presentation contains both financial measures prepared and presented in accordance with generally accepted accounting principles ("GAAP") and non-GAAP financial measures, which are measurements of financial performance that are not prepared and presented in accordance with GAAP. Accordingly, these measures should not be considered as a substitute for data prepared and presented in accordance with GAAP. These non-GAAP financial measures, including Adjusted EBITDA, Adjusted EBITDA Margin, Return on Capital Employed ("ROCE") and Free Cash Flow, are or have been used by Innovex's management when evaluating results of operations and as otherwise described below. Non-GAAP financial measures should not be construed as being more important than comparable GAAP measures. Innovex's management believes these non-GAAP financial measures provide users of our financial statements with additional and useful comparisons of current results of operations with past and future periods. Although we use or have used these non-GAAP financial measures to assess the performance of our business and for the other purposes, the use of these non-GAAP financial measures as an analytical tool has limitations, and you should not consider them in isolation, or as a substitute for analysis of our results of operations as reported in accordance with GAAP. In addition, because not all companies use identical calculations, the non-GAAP financial measures included in this Presentation may not be comparable to similarly titled measures disclosed by other companies, including our peers or other companies in our industry. Please see "Appendix: GAAP Reconciliations" within the Presentation for reconciliations of the non-GAAP financial measures included in the Presentation to our most directly comparable financial measures calculated and presented in accordance with GAAP.

Management has provided outlook regarding Adjusted EBITDA, which is a non-GAAP financial measure and excludes certain charges. A reconciliation of this non-GAAP financial measure to the corresponding GAAP financial measure has not been provided because guidance for the various reconciling items is not provided. The Company is unable to provide guidance for these reconciling items because they cannot determine their probable significance, as certain items are outside of the Company's control and cannot be reasonably predicted since these items could vary significantly from period to period. Accordingly, reconciliations to the corresponding GAAP financial measures are not available without unreasonable effort.

Use of Website

Investors should note that Innovex announces material financial information in SEC filings, press releases and public conference calls. Innovex may use the Investors section of its website (www¸innovex-inc¸com) to communicate with investors. It is possible that the financial and other information posted there could be deemed to be material information. Information on Innovex's website is not part of this Presentation.

Innovex is Building a Unique Energy Industrial Platform



> *Our VISION is to create a unique energy industrial platform focused on driving exceptional value and service to our customers, and exception absolute returns for our shareholders.*

1 Curated Portfolio of Complementary, Mission Critical Products

2 Diversified Presence Across the Most Attractive Global Markets

INNOVEX **3** *No Barriers* Culture Unleashes Teams and Drives Innovation

4 Capital Light, High Return (ROCE[1]) Model

5 Net Cash Position + Strong Free Cash Flow = Support Long-term Growth

(1) Return on Capital Employed ("ROCE") is a non-GAAP measure. We define ROCE as Income from Operations, before acquisition costs and after tax (resulting in Adjusted Income from Operations, after tax) divided by average capital employed. Capital employed is defined as the combined values of debt and stockholders' equity.

Innovex's *No Barriers* Culture



No Barriers between our customers and our employees
No Barriers to our ongoing success

Big Impact, Small Ticket **Products**

Customer Centric

Disciplined Acquisitions & Divestitures

Flat, Lean and Unbureaucratic Organization

Empowered Employees

Rapid Response to Market Needs

Relentless Innovation

Vision + Culture = Results

Legacy Innovex has a strong track record of success as a private company



Leading Top Line Growth
(2016 - 2023 Revenue per Share CAGR)



2023 Total Debt / Adjusted EBITDA:												
0.4x	0.0x	1.9x	0.9x	0.5x	2.9x	1.5x	1.5x	2.0x	1.6x	1.5x	0.1x	1.9x

22 % — INVX
18 % — WHD
18 % — SBO
10 % — CHX
10 % — HTG
7 % — S&P 500
5 % — HAL
2 % — SLB
2 % — NOV
2 % — BKR
(1)% — OIS
(3)% — XPRO
(3)% — CLB

Consistently High Margins[1]
(Historical Adj. EBITDA Margins)



S&P 500
INNOVEX
Big 3

Negligible Capex[1]
(Investment in PP&E as % of Revenue)



S&P 500
Big 3
INNOVEX

Strong Returns
(6-Yr Average Return on Capital Employed ("ROCE")[2])



Peer Median : (2)%

26 % — WHD
17 % — INVX
14 % — S&P 500
9 % — CLB
7 % — HAL
6 % — SBO
2 % — CHX
(2)% — SLB
(4)% — HTG
(6)% — BKR
(9)% — NOV
(9)% — OIS
(16)% — XPRO

Source: FactSet, Public Disclosure. S&P 500 represents the median metric for current constituents. Big 3 represents the median metric of SLB, BKR and HAL. [1] Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP measures. We define Adjusted EBITDA as net income before interest expense, income tax expense, depreciation and amortization, and other expense, net, further adjusted to exclude certain items which we believe are not reflective of our ongoing performance or which are non-cash in nature. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue. See appendix for reconciliation to Innovex's most comparable GAAP measures. Adjusted EBITDA for the presented peers has been pulled or derived from the public filings or presentations of such peers and then divided by the publicly disclosed revenues as applicable to arrive at the margin presented. Legacy Innovex's computation of Adjusted EBITDA may not be comparable to those of its peers. Peers include BKR, CHX, CLB, HAL, HTG, NOV, OIS, SBO, SLB, WHD and XPRO. [2] ROCE is a non-GAAP measure and defined as operating income less income tax expense divided by average book equity, book debt, and noncontrolling interest. See appendix for reconciliation to Legacy Innovex's most comparable GAAP measure. ROCE for the presented peers has been derived from the public filings or presentations of such peers and calculated in accordance with Legacy Innovex's definition of ROCE. Legacy Innovex 2020 ROCE excludes post 2020 audit private to public company accounting write-down.

Innovex / Dril-Quip Merger
Transaction Recap & Next Steps



Transaction Recap

✓ All-stock merger closed 9/6/24

✓ Legacy Dril-Quip stockholders own ~52% and Legacy Innovex stockholders own ~48%

✓ Company renamed Innovex International, Inc.

✓ Ticker changed from DRQ to INVX

Next Steps: Ignite and Invigorate the Combined Company

 Embrace a singular *No Barriers* corporate culture

 Leverage Legacy Dril-Quip technology, brand and expertise

 Radically simplify combined business

 Drive outsized organic growth by leveraging complementary products, technologies, infrastructure and customer relationships

 Create the leading well centric product and technology company

 Execute on generationally attractive M&A opportunity set

Innovex / Dril-Quip Merger



Key Accounting Policy and Presentation Differences: Go-Forward Innovex vs. Legacy Dril-Quip

- **Accounting Acquirer** – Legacy Innovex is the accounting acquirer in the Merger, meaning current and comparative financials are presented from an Legacy Innovex perspective

- **Q3 Reporting -** Reflects a full quarter of Legacy Innovex, includes Legacy Dril-Quip activity from transaction closing until quarter end (9/6 - 9/30)

- **Segment Reporting** – Innovex operates in a single segment and future results will be reported on that basis

- **Revenue Recognition** – Percentage of completion / over-time revenue recognition eliminated for all products other than subsea trees

- **Deferred Tax Assets** – Increased likelihood of being able to utilize accumulated Legacy Dril-Quip net operating losses and other tax attributes results in increase in deferred tax assets on balance sheet

Q3 2024 Performance & Q4 2024 Outlook

Innovex / Dril-Quip Merger closed 9/6/2024



Q3 Commentary

- Revenue of $152 million, up 17% quarter over quarter

- Adjusted EBITDA[2] of $27 million and Adjusted EBITDA margin [2] of 18%

- Free Cash Flow[3] of $20 million

Q4 2024 Guidance

- **Revenue**: $220 - $230 million

- **Adjusted EBITDA**: $35 - $40 million

- **Market Assumption:** flat activity in Q4'24 vs. Q3'24

Financial Performance[1][2]



Quarterly Free Cash Flow[3]



(1) Financial data for Q3 2023 through Q2 2024 shown on an "as reported" basis for Legacy Innovex.
(2) Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP measures. We define Adjusted EBITDA as net income before interest expense, income tax expense, depreciation and amortization, and other expense, net, further adjusted to exclude certain items which we believe are not reflective of our ongoing performance or which are non-cash in nature. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue. See appendix for reconciliation to Innovex's most comparable GAAP measures.
(3) Free Cash Flow is a non-GAAP measure. We define Free Cash Flow as cash provided by operations less capital expenditures. See appendix for reconciliation to Innovex's most comparable GAAP measures.

Q3 2024 Balance Sheet & Liquidity



$100 Million

Total Cash

$23 Million

Total Debt

$77 Million

Net Cash (Total Cash less Total Debt)

$91 Million

Revolver Borrowing Capacity ($0 drawn on 9/30/24)

$191 Million

Total Liquidity (Total Cash + Revolver Borrowing Capacity)

Innovex will Transform Legacy Dril-Quip via Our Proven Playbook

No Barriers culture will drive focus on margins & market share through a differentiated management approach



- **Expected Annual Cost Synergies of at least $30mm in total cost synergies**
  - Anticipate 50% realized within 12 months
  - Anticipate 100% realized within 24 months
- **First $15mm (year-1 target) <u>already achieved</u>**
- **Anticipate achieving full $30mm within projected timeframe**
- **Multiple revenue synergy opportunities**
  - Market Dril-Quip's onshore wellheads into U.S. market using Innovex infrastructure
  - Grow Innovex's product suite in Canada by leveraging Dril-Quip infrastructure
  - Leverage Dril-Quip brand name and customer relationships in offshore / subsea market to sell Innovex products
  - Combine Innovex product suite with Dril-Quip liner hanger offerings
  - Increase global scale and footprint in growing markets (Saudi Arabia, Mexico, South America, Asia Pacific)
- ***Implied $58mm Adjusted EBITDA opportunity assuming Legacy Dril-Quip margins improve to Legacy Innovex levels***

Clear Path to Margin Enhancement via Cost Synergies[1]



Significant Adjusted EBITDA Margin Opportunity[2]



(1) Pro forma 2023 Adj. EBITDA in "Combined Company + Run Rate Cost Synergies" includes $30 million of run rate pre-tax synergies. Adj. EBITDA and Adj EBITDA margins are non-GAAP measures. See appendix for reconciliation to nearest GAAP measures.
(2) Adj. EBITDA Margin is a non-GAAP measure. See appendix for reconciliation to Legacy Dril-Quip's and Legacy Innovex's most comparable GAAP measures. Legacy Dril-Quip's Adj. EBITDA margin was (14%) in Q1 2021 and (60%) in Q4 2021.

A Complementary Portfolio of Curated, High Margin Offshore Products & Services

Core products represent ~4%[1] of the cost of an average offshore well



Our <u>Deepwater</u> Subsea Wellbore



Product Legend
- ■ INNOVEX
- ■ DRIL-QUIP

Subsea Wellheads

Deepwater Centralization Technologies

High Performance Casing Connectors

Expandable and **Conventional Liner Hangers**

SwivelMaster

Deepwater Cementing Tool Systems

Complementary Business Model

- ✓ *Big Impact, Small Ticket*
- ✓ *Single use / consumable products*
- ✓ *Sustained growth in high moat markets*
- ✓ *>50% revenue from products with top-3 market position*

Growth Upsides

- ✓ *Package Legacy Innovex's casing mounted equipment with Legacy Dril-Quip's deepwater liners, wellheads and connectors*
- ✓ *Leverage combined footprint in the Middle East to drive faster growth*

(1) AFE excludes subsea production systems.

A Complementary Portfolio of Curated, High Margin Onshore Products & Services

Represents ~2%[1] of the cost of an average North American land well

Our Onshore Wellbore

Product Legend

INNOVEX

DRIL-QUIP



Wellhead Penetrator
Wellhead Solutions
Expandable and
Conventional Liner Hanger
Stage Tools
Cementing Plugs
Inflatable Packers
Centralizers
Frac Plugs
Toe Sleeve
Float Equipment
Reamer Shoes

Complementary Business Model

- ✓ *Big Impact, Small Ticket*
- ✓ *Single use / consumable products*
- ✓ *Durably high margins / low capital intensity*
- ✓ *>50% revenue from products with top-3 market position*

Growth Upsides

- ✓ *Leverage Legacy Innovex's leading U.S. infrastructure to expand Legacy Dril-Quip's wellhead business in the U.S. onshore market*
- ✓ *Leverage Legacy Dril-Quip's strong Canadian infrastructure to grow Legacy Innovex's onshore product suite in Canada*

(1) Illustrative Permian, Delaware well via Rystad Energy, excluding facility costs.



Appendix:

GAAP Reconciliations

Legacy Standalone Innovex Reconciliation to Non-GAAP Metrics



Quarterly Net Income to Adjusted EBITDA

($ in millions)	Q3'23	Q4'23	Q1'24	Q2'24	Q3'24[3]
Net Income	$15	$18	$16	$10	$83
(+) Net Interest Expense	2	1	1	1	1
(+) Income Tax Provision	8	5	5	4	(3)
(+) Depreciation and Amortization Expense	6	6	5	7	8
(-) Other Expense / (Income)[1]	(1)	(1)	(0)	(2)	(0)
(+) EBITDA Contribution from Minority Investment	2	2	1	2	1
(+) Non-Recurring Expenses[2]	2	1	4	8	(61)
Adjusted EBITDA	**$33**	**$32**	**$33**	**$30**	**$27**

(1) Primarily represents foreign currency exchange gain/loss, the elimination of earnings from minority investment, and other non-operating items
(2) Reflects stock-based compensation, transaction related expenses, acquisition integration expenses, and IPO preparation expenses
(3) Reflects Legacy Innovex's results through September 6, 2024 and the combined results of Innovex and Dril-Quip for the balance of the quarter.

Legacy Standalone Innovex Reconciliation to Non-GAAP Metrics



Quarterly Free Cash Flow

($ in millions)	Q3'23	Q4'23	Q1'24	Q2'24	Q3'24[1]
Cash Flow from Operating Activities	$32	$21	$13	$23	$22
Capital Expenditures	(6)	(1)	(2)	(2)	(2)
Free Cash Flow	**$26**	**$20**	**$10**	**$21**	**$20**

(1) Reflects Legacy Innovex's results through September 6, 2024 and the combined results of Innovex and Dril-Quip for the balance of the quarter.

Legacy Innovex Reconciliation to Non-GAAP Metrics



Return on Capital Employed (ROCE)

($ in millions)	2023	2022	2021	2020 [2]	2019 [2]	2018 [2]
Income From Operations	$97	$77	$14	($1)	$44	$35
Income Tax Expense	20	10	4	2	9	(4)
Operating Profit After Tax	**$77**	**$67**	**$10**	**($3)**	**$34**	**$39**
Beginning Debt	90	39	26	65	83	63
Beginning Equity	251	181	91	135	51	31
Ending Debt	51	90	39	26	65	83
Ending Equity	329	251	181	130	135	51
Average Capital Employed	**$360**	**$280**	**$168**	**$178**	**$167**	**$114**
ROCE	*21 %*	*24 %*	*6 %*	*(2)%* [1]	*21 %*	*34 %*

(1) 2020 ROCE excludes post 2020 audit private to public company accounting write-down of $43 million.
(2) 2020, 2019 and 2018 financial information has not been audited in accordance with PCAOB standards.

Legacy Standalone Innovex Reconciliation to Non-GAAP Metrics



Annual Adjusted EBITDA and Adjusted EBITDA Margin

($ in millions)	2023	2022	2021	2020[2]	2019[2]	2018[2]
Revenue	$556	$467	$295	$189	$325	$277
Net Income	74	63	10	(5)	32	35
Interest Expense, Net	6	4	2	2	4	4
Income Tax Expense	20	10	4	2	9	(4)
Depreciation & Amortization	23	18	18	24	22	19
EBITDA	**123**	**95**	**34**	**23**	**68**	**54**
Other Expense, Net[1]	(2)	(0)	(2)	(1)	(2)	0
Other Adjustments[3]	12	7	9	7	5	4
Adjusted EBITDA	**$132**	**$102**	**$41**	**$29**	**$71**	**$59**
Net Income Margin %	*13%*	*14%*	*3%*	*(3%)*	*10%*	*13%*
Adjusted EBITDA Margin %	*24%*	*22%*	*14%*	*15%*	*22%*	*21%*

(1) Primarily represents foreign currency exchange gain/loss, gain/loss related to disposal of assets, elimination of equity income/loss from minority investment, and other non-operating items.
(2) 2020, 2019 and 2018 financial information has not been audited in accordance with PCAOB standards.
(3) Represents IPO preparation costs, our percentage ownership interest in the EBITDA of our minority investment, transaction and acquisition integration expenses, and certain other non-recurring or non-cash items.

Legacy Standalone Dril-Quip Reconciliation to Non-GAAP Metrics



Annual Adjusted EBITDA and Adjusted EBITDA Margin

($ in millions)	2023	2022	2021	2020	2019	2018
Revenue	$478	$362	$322	$365	$415	$385
Net Income	1	(2)	(128)	(31)	2	(96)
Interest Expense, Net	(8)	(4)	0	(2)	(8)	(8)
Income Tax Provision	13	6	3	(31)	9	(19)
Depreciation & Amortization	30	29	30	32	34	35
Other Expense, Net[1]	0	(10)	28	50	1	91
Stock Based Compensation	11	10	15	13	16	13
Great North Pro Forma Adjustment	13	0	0	0	0	0
Adjusted EBITDA	**$59**	**$30**	**$(52)**	**$32**	**$54**	**$17**
Net Income Margin %	*0%*	*(0%)*	*(40%)*	*(8%)*	*0%*	*(25%)*
Adjusted EBITDA Margin %	*12%*	*8%*	*(16%)*	*9%*	*13%*	*4%*

Note: 2023 Revenue and Adj. EBITDA are pro forma for full year impact of the Great North acquisition.
(1) Includes change in fair value of earn-out liability, restructuring costs, acquisition costs, gain on sale of property, plant, and equipment, foreign currency transaction loss/(gain), and other expenses.

Combined Net Income to Adjusted EBITDA Reconciliation

2023



($ in millions)	Dril-Quip	Innovex	Cost Synergies	Pro Forma
Net Income	$1	$74	$24	$98
(+) Net Interest Expense	(8)	6	–	(3)
(+) Income Tax Provision	13	20	6	40
(+) Depreciation and Amortization Expense	30	23	–	53
(-) Other Expense / (Income)	13 [1]	(2) [3]	–	10
(+) EBITDA Contribution from Minority Investment	–	5	–	5
(+) Great North PF Adjustment	13	–	–	13
(+) Non-Recurring Expenses	(2) [2]	7 [4]	–	5
Adjusted EBITDA	**$59**	**$131**	**$30**	**$221**
Net Income Margin %	*0%*	*13%*	*100%*	*9%*
Adjusted EBITDA Margin %	*12%*	*24%*	*100%*	*21%*

(1) Includes stock-based compensation, change in fair value of earn-out liability and other expense.
(2) Includes restructuring, acquisition costs, gain on asset sale, and gain / loss on foreign currency.
(3) Primarily represents foreign currency exchange gain/loss, the elimination of earnings from minority investment, and other non-operating items.
(4) Reflects stock-based compensation, transaction related expenses, acquisition integration expenses, and IPO preparation expenses.